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                     December 20, 2022

       Maria Echevarria
       Chief Financial Officer
       Gaucho Group Holdings, Inc.
       112 NE 41st Street, Suite 106
       Miami, FL 33137

                                                        Re: Gaucho Group
Holdings, Inc.
                                                            Form 10-K for the
year ended December 31, 2021
                                                            File No. 001-40075

       Dear Maria Echevarria:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Real Estate & Construction